Exhibit 99.1
Home Inns Reports Fourth Quarter and Full Year 2008 Financial Results
Full Year Revenues increased over 85% to RMB 1.87 billion
Home Inns Chain Consisted of 471 Hotels in Operation as of December 31, 2008
Shanghai, March 5, 2009 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2008.
Fourth Quarter 2008 Financial Highlights
•	Total revenues for the quarter increased 64.6% year-over-year to RMB 539.2 million (US$79.0 million).
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Net income for the quarter was RMB 114.6 million (US$16.8 million), including share-based compensation expenses of RMB 8.8 million (US$1.3 million), gain of RMB 103.3 million (US$15.1 million) from repurchasing of its own convertible bonds, and RMB 0.6 million (US$0.1 million) foreign exchange gain. This compares to a net loss of RMB 15.2 million in the fourth quarter of 2007, which included share based compensation of RMB 4.6 million (US$0.6 million) and foreign exchange losses of RMB 24.1 million (US$3.3 million).

•
Income from operations was RMB 16.5 million (US$2.4 million), an increase of 18.6% year-over-year. Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 25.3 million (US$3.7 million), an increase of 9.2% year-over-year.

•
EBITDA (non-GAAP) was RMB 181.2 million (US$26.6 million). Excluding foreign exchange (gain)/losses, share-based compensation expenses, and gain from repurchasing of its own convertible bonds, adjusted EBITDA (non-GAAP) was RMB 86.1 million (US$12.6 million), and increase of 55.6% year-over-year.

•
Diluted earnings per ADS were RMB 0.32 (US$0.05). Adjusted diluted earnings per ADS (Non-GAAP) were RMB 0.54 (US$0.08). As used in this press release, adjusted basic and diluted earnings per ADS (non-GAAP) both exclude foreign exchange (gain)/losses, share-based compensation expenses and gain from Home Inns’ repurchase of its own convertible bonds. Please refer to “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Full Year Financial 2008 Highlights
•	Total revenues for the year increased 85.4% year-over-year to RMB 1.87 billion (US$274.3 million).
•
Net income for the year was RMB 101.2 million (US$14.8 million). Net income was reduced by foreign exchange losses of RMB 65.5 million (US$9.6 million) and share-based compensation of RMB 24.8 million (US$3.6 million), and increased by gain from its own convertible bonds repurchase of RMB 103.3 million (US$15.1 million). This compares to a net income of RMB 35.8 million (US$4.9 million) in 2007, which included share based compensation of RMB 15.1 million (US$2.1 million) and foreign exchange losses of RMB 53.2 million (US$7.3 million).

•
Income from operations was RMB 81.8 million (US$12.0 million), a decline of 23.3% year-over-year. Income from operations excluding share-based compensation expenses (Non-GAAP) declined by 15.6% to RMB 106.6 million (US$15.6 million), primarily due to heavy hotel pre-opening expenses resulting from our rapid expansion, slow ramp up of the Top Star hotels that we acquired in the fourth quarter of 2007 in which had negative impact on overall margins, and the overall economic slow down in the fourth quarter.

•
EBITDA (non-GAAP) for the year was RMB 323.9 million (US$47.5 million). Excluding foreign exchange losses, share-based compensation expenses, and gain from repurchasing of its own convertible bonds, adjusted EBITDA (non-GAAP) was RMB 311.0 million (US$45.6 million), an increase of 43.2% from the previous year.

•
Diluted earnings per ADS were RMB 0.09 (US$0.01). Adjusted diluted earnings per ADS (non-GAAP) were RMB 2.40 (US$0.35). Please refer to the table at the end of the press release for reconciliation between adjusted diluted earnings per ADS versus US GAAP reported figures.

“2008 was a challenging year for us. Although we achieved our revenue and expansion targets, our operational metrics and bottom-line results were negatively impacted by a number of factors, including the recent economic slowdown,” remarked Mr. David Sun, Home Inns’ Chief Executive Officer. “Although there are still great uncertainties regarding the economic conditions and the demand for travel in China for 2009, we are now the clear leader in the economy hotels industry in China as evidenced by our large number of hotels, broad geographic coverage, and an ever-expanding Home Inns member network. We believe that our product continues to be affordable and appealing to business travelers under the current economic conditions. We will be prudent in our expansion strategy and financial planning at this time, but there is no change in our view on the large growth potential of China’s economy hotel industry in the long term. “
Operational Highlights
•
During the fourth quarter of 2008, Home Inns opened 57 net new hotels, and in the entire year 2008 Home Inns opened 205 net new hotels. As of December 31, 2008, the Home Inns hotel chain consisted of 471 hotels in operation with an average of 118 rooms per hotel in operation. Our hotels in operation cover 94 cities in China and consist of 326 leased-and-operated hotels, which include one H Hotel, our new hotel concept with upgraded facilities and higher price level, and 145 franchised-and-managed hotels.

•	As of December 31, 2008, Home Inns had an additional 50 leased-and-operated hotels and 32 franchised-and-managed hotels contracted and under development.
•
The occupancy rate for hotels in operation in the Home Inns hotel chain was 84.1% in the fourth quarter of 2008, compared with 88.3% in the same period in 2007, and 85.9% in the previous quarter. For the 2008 year, occupancy was 85.0%, compared with 91.1% in 2007. The decline in occupancy rates sequentially and year over year was due to a number of external reasons, including the May 2008 earthquake in Sichuan province, the Beijing Olympics and the overall economic slowdown, as well as internal factors including acquisition integration and slower ramp up of new hotels in new and lower tier cities. Seasonality also contributed to the sequential decline.

•
RevPAR, defined as revenue per available room, was RMB141 in the fourth quarter of 2008, compared with RMB155 in the same period in 2007 and RMB155 in the previous quarter. For the 2008 year, RevPAR was RMB 147, compared with RMB163 in 2007. RevPAR was impacted by the same factors that impacted occupancy rates, as well as lower room rates in lower tier cities while the proportion of our hotels in such cities increased.

•
RevPAR for Home Inns’ hotels which had been in operation for at least 18 months during the quarter was RMB 173 for the fourth quarter of 2008, compared to RevPAR of RMB 180 for the fourth quarter of 2007. This decrease primarily resulted from the reduced business travel activities in China due to the recent economic slowdown.

•	For the fourth quarter of 2008, our Top Star hotels generated revenue of RMB 39.3 million, and achieved RevPAR of RMB 97.
“In addition to certain external factors, we experienced pressure on our operational metrics in 2008 due to our absorption of the acquired Top Star hotels and rapid organic expansion. We have seen the internal pressure starting to ease towards the end of 2008, and we believe this will continue to work in our favor during 2009,” continued Mr. Sun.
Fourth Quarter and Full Year 2008 Financial Results
For the fourth quarter of 2008, Home Inns’ total revenues increased by 64.6% year-over-year to RMB 539.2 million (US$79.0 million), including revenues of RMB 39.3 million (US$5.8 million) from the Top Star hotel chain. Total revenues for the year were to RMB 1.87 billion (US$274.3 million), an increase of 85.4% year-over-year. Revenues from Top Star hotels were RMB 144.9 million (US$21.2 million) for the year.
Total revenues from leased-and-operated hotels for the fourth quarter of 2008 were RMB 507.4 million (US$74.4 million), representing a 62.4% increase year-over-year and a 1.6% increase sequentially. Home Inns opened a net of 35 new leased-and-operated hotels during the fourth quarter of 2008.
For the year 2008, total revenues from leased-and-operated hotels were RMB 1.77 billion (US$259.7 million), representing an 84.0% increase year-over- year. Home Inns opened a net of 131 new leased-and-operated hotels during the year.
Total revenues from franchised-and-managed hotels for the fourth quarter of 2008 were RMB 31.8 million (US$4.7 million), representing a 109.7% increase year-over-year and a 13.9% increase sequentially. Home Inns opened a net of 22 new franchised-and-managed hotels during the fourth quarter of 2008.
For the year 2008, total revenues from franchised-and-managed hotels were RMB 99.8 million (US$14.6 million), representing a 115.7% increase year-over- year. Home Inns opened a net of 74 new franchised-and-managed hotels during the year 2008.
Total operating costs and expenses for the fourth quarter of 2008 were RMB 490.4 million (US$71.9 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB 481.6 million (US$70.6 million), or 89.3% of total revenues.

Total operating expenses for 2008 were RMB 1.68 billion (US$245.9 million). Total operating expenses excluding share-based compensation expenses (non-GAAP) were RMB 1.65 billion (US$242.3 million) or 88.3% of total revenues. Description of the major items included in total operating expenses is as follows.
Total leased-and-operated hotel costs for the fourth quarter of 2008 were RMB 439.6 million (US$64.4 million), representing 86.7% of the leased-and- operated hotel revenues. Total leased-and-operated hotel costs represented 80.4% of the leased-and-operated hotel revenues for the same quarter in 2007 and 81.4% for the previous quarter. The increase in percentage compared to the previous quarter as well as the year ago period was particularly due to the lowered occupancy rate as a result of the factors previously discussed. On a year over year basis, the rate of increase has moderated compared with previous quarters.
For the year 2008, total leased-and-operated hotel costs were RMB 1.50 billion (US$219.6 million). Leased-and-operated hotel costs as percentage of leased-and-operated hotel revenues was 84.6% compared with 75.1% in 2007. The increase was due to high pre-opening expenses for hotels under construction as a result of our expansion, unfavorable rental cost ratio for hotels opened during the year as market rental cost increase exceeded room rate increase, and unfavorable cost ratios for hotels in lower tier cities where room rates are lower, but certain costs, such as hotel conversion costs, personnel costs, among others, are not proportionally lower. In addition, lower occupancy rate also had a negatively impact as majority of our hotel level costs are fixed.
Sales and marketing expenses for the fourth quarter were RMB 9.6 million (US$1.4 million), an increase of 99.2% year-over-year and of 30.2% sequentially. Sales and marketing expenses increased significantly during the fourth quarter of 2008 due to timing of certain marketing activities. Sales and marketing expenses for 2008 were RMB 27.2 million (US$4.0 million), representing 1.5% of total revenue, compared with 1.9% in 2007.
General and administrative expenses for the fourth quarter were RMB 41.1 million (US$6.0 million). General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB 32.4 million (US$4.7 million), or 6.0% of the total revenues, compared with 8.6% of the total revenues in the same period of 2007 and 6.5% in the previous quarter.
General and administrative expenses for the year were RMB 152.6 million (US$22.4 million). General and administrative expenses excluding share-based compensation (non-GAAP) were RMB 127.8 million (US$18.7 million) or 6.8% of total revenues, compared with 7.9% in 2007. The decrease in percentage this year versus the same period last year was primarily due to our larger revenue base.
Income from operations for the quarter was RMB 16.5 million (US$2.4 million). Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 25.3 million (US$3.7 million) or 4.7% of total revenues. This compared with 7.1% for the same period a year ago. Although this margin has decreased year-over-year, the rate of decrease has moderated compared with earlier in the year.
Income from operations for 2008 was RMB 81.8 million (US$12.0 million). Income from operations excluding share-based compensation (non-GAAP) was RMB 106.6 million (US$15.6 million), or 5.7% of total revenues. This compared with 12.5% for the same period a year ago. As discussed above, margin was negatively impacted by the large pre-opening expenses for hotels under construction as a result of our expansion, unfavorable rental cost ratio for hotels opened during the year as market rental cost increase exceeded room rate increase, and unfavorable cost ratios for hotels in lower tier cities where room rates are lower, but certain costs, such as hotel conversion costs, personnel costs, among others, are not proportionally lower. In addition, lower occupancy rate also had a negatively impact as majority of our hotel level costs are fixed. These factors were partially offset by higher franchise revenue, which has no direct costs, and better SG&A ratios as we leverage our increased revenue base.

EBITDA (non-GAAP) for the fourth quarter of 2008 was RMB 181.2 million (US$26.6 million). Excluding foreign exchange (gain)/losses, share-based compensation expenses and gain from repurchase of its own convertible bonds, adjusted EBITDA (non-GAAP) was RMB 86.1 million (US$12.6 million), an increase of 55.6% from the same period a year ago.
EBITDA (non-GAAP) for the year was RMB 323.9 million (US$47.5 million). Excluding foreign exchange (gain)/losses, share-based compensation expenses and gain from repurchase of its own convertible bonds, adjusted EBITDA (non-GAAP) was RMB 311.0 million (US$45.6 million), an increase of 43.2% from the same period a year ago.
Net income for the quarter was RMB 114.6 million (US$16.8 million). Excluding foreign exchange (gain)/losses, share-based compensation expenses and gain from repurchase of its own convertible bonds, adjusted net income (non-GAAP) for the fourth quarter of 2008 was RMB 19.5 million (US$2.9 million).
For the full year of 2008, net income was RMB 101.2 million (US$14.8 million). Excluding foreign exchange (gain)/losses, share-based compensation expenses and gain from repurchase of its own convertible bonds, adjusted net income (non-GAAP) for 2008 was RMB 88.3 million (US$12.9 million).
For fourth quarter of 2008, basic and diluted earnings per share were RMB 1.61 (US$0 .24) and RMB 0.16 (US$0.02) respectively, and basic and diluted earnings per ADS were RMB 3.22 (US$0.47) and RMB 0.32 (US$0.05) respectively. The large difference between basic and diluted earnings per share and per ADS is caused by the exclusion of the large gain from repurchase of our own convertible bonds in the diluted earnings calculation as per US GAAP specifications, while this gain was included in the basic earnings per share and per ADS calculation. Excluding foreign exchange losses, share-based compensation expenses and gain from repurchase of our own convertible bonds, adjusted basic and diluted earnings per share (non-GAAP) were RMB 0.27 (US$0.04) and RMB 0.27 (US$0.04), respectively, and adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 0.55 (US$0.08) and RMB 0.54 (US$0.08), respectively.
For the full year of 2008, basic and diluted earnings per share amounted to RMB 1.43 (US$0.21) and RMB 0.04 (US$0.01), respectively, and basic and diluted earnings per ADS were RMB 2.86 (US$0.42) and RMB 0.09 (US$0.01), respectively. Excluding foreign exchange losses, share-based compensation expenses, and gain from repurchase of our own convertible bonds, adjusted basic and diluted earnings per share (non-GAAP) were RMB 1.25 (US$0.18) and RMB 1.20 (US$0.18), respectively, and adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 2.49 (US$0.37) and RMB 2.40 (US$0.35), respectively.
Net operating cash flow for the fourth quarter of 2008 was RMB 114.5 million (US$16.8 million). Capital expenditures for the quarter were RMB 262.0 million (US$38.4 million) of which RMB 232.5 million (US$34.1 million) were cash spent for the purchase of property and equipment.
Net operating cash flow for the full year of 2008 was RMB 356.9 million (US$52.3 million). Capital expenditures for full year of 2008 were RMB 996.4 million (US$146.0 million), of which RMB 828.5 million (US$121.4 million) were cash spent for the purchase of property and equipment.
As of December 31, 2008, Home Inns had cash and cash equivalents and short term investments of RMB 708.4 million (US$103.8 million). The company had RMB 895.7 (US$131.3 million) convertible bonds outstanding including principal and accrued interest. These are zero coupon bonds issued on December 10, 2007, with a maturity of five years, and a yield of 0.50% per annum. The bonds have a non-call and non-put period of three years from the issuance date.

“We faced challenges from both the revenue and cost sides in 2008, and we ran into obstacles when trying to ramp up the acquired Top Star hotels. Although we are currently uncertain regarding future economic conditions, we do see cost pressures easing, and we believe the issues with Top Star have been identified and are being effectively addressed,” remarked Ms. May Wu, Chief Financial Officer of Home Inns. “We proactively took advantage of the market conditions to cost-effectively reduce our liability and improve our balance sheet. Our hotels continue to generate healthy operating cash flow, for a total of RMB 356.9 million, or US$52.3 million in 2008.”
Outlook for First Quarter and Full Year 2009
Home Inns expects to open 130 to 150 net new hotels in 2009, including approximately 65 leased-and-operated hotels, and 65-85 franchised-and-managed hotels. Based on this plan, Home Inns expects total revenues in the first quarter of 2009 to be in the range of RMB 490 million (US$71.8 million) to RMB 510 million (US$74.8 million). This would represent a 37-43% year-over-year increase, but a slight sequential decrease as the first quarter included the Chinese New Year holidays during which travel activities were substantially reduced. Historically, the impact from this seasonal factor on our revenue was offset by the large number of new hotel openings during the fourth quarter when hotel openings for the year peaked, resulting in revenue base step up in the first quarter of the following year. In 2008, however, we achieved a more evenly distributed quarterly hotel opening schedule throughout the year. For the full year of 2009, Home Inns’ total revenues are currently expected to grow 28% to 33% over 2008. This forecast reflects Home Inns’ current and preliminary view, which is subject to change.
“We are taking a cautious stance at this time with regards to our near term development plan,” concluded Mr. David Sun. “Given our ability to adjust our development plan with a lead time of only four to six months, we have the flexibility to adapt to changes in economic conditions if necessary. We remain keen on maintaining our leadership position in the industry.”
Conference Call Information
Home Inns’ management will hold an earnings conference call at 8 PM on March 5, 2009 U.S. Eastern Standard Time (9 AM on March 6, 2009 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	+10-800-130-0399
Hong Kong:	+852-3002-1672
U.S (toll free):	+1-800-299-9086
U.S. and International:	+1-617-786-2903
Pass code for all regions:      Home Inns
A replay of the conference call may be accessed by phone at the following numbers until 10PM on March 12, 2009 U.S. Eastern Standard Time.

US toll free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	66511011
Additionally, a live and archived webcast of this conference call will be available at http://english.homeinns.com.

About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of full year 2009 and quotations from management in this announcement, as well as Home Inns’ strategic and operational plans, contain forward-looking statements. Home Inns may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about Home Inns’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our anticipated growth strategies; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; economic downturn in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; our ability to hire, train and retain qualified managerial and other employees; our ability to develop new hotels at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy hotel market; and Chinese governmental policies relating to private managers and operators of hotels and applicable tax rates.
Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. Home Inns does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of March 5, 2009, and Home Inns undertakes no duty to update such information, except as required under applicable law.
Non-GAAP Financial Measures
To supplement Home Inns’ un-audited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: total operating expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, adjusted net income excluding foreign exchange losses, share-based compensation and gain from the repurchase of its convertible bonds, adjusted basic and diluted earnings and ADS per share excluding foreign exchange losses, share-based compensation and gain from the repurchase of its convertible bonds, EBITDA and adjusted EBITDA excluding foreign exchange losses, share-based compensation and gain from the repurchase of its convertible bonds. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

Home Inns believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share- based expenses that may not be indicative of its operating performance from a cash perspective and by excluding foreign exchange losses which may not be indicative of its operating performance. Home Inns believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Home Inns’ historical performance and liquidity. Home Inns computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Home Inns believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
Home Inns’ management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, Home Inns’ management believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. Given the significant investments that Home Inns has made in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. Home Inns’ management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.
The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, foreign exchange losses and share-based compensation expenses and gain from the repurchase of its convertible bonds, have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our financial results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. Home Inns compensates for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA and adjusted EDITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.
Reconciliations of Home Inns’ non-GAAP financial measures, including EBITDA and adjusted EBITDA, to consolidated statement of operations information are included at the end of this press release.

Home Inns & Hotels Management Inc.
Consolidated Balance Sheet Information

	December 31, 2007	December 31, 2008
	RMB ’000	RMB ’000	US$ ’000
	(audited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,562,600	608,445	89,182
Restricted cash	173,849	—	—
Short-term investments	—	100,000	14,657
Accounts receivable	16,913	23,263	3,410
Receivables from related parties	1,372	1,617	237
Consumables	18,992	26,885	3,941
Prepayments and other current assets	61,927	63,904	9,370
Deferred tax assets, current	16,574	41,824	6,130

Total current assets	1,852,227	865,938	126,927

Property and equipment, net	1,147,682	1,950,900	285,951
Goodwill	397,778	390,882	57,293
Intangible assets, net	46,739	44,977	6,592
Other assets	68,088	33,177	4,863
Deferred tax assets, non-current	49,024	77,580	11,371

Total assets	3,561,538	3,363,454	492,997

LIABILITIES
Current liabilities:
Accounts payable	13,007	22,438	3,289
Payables to related parties	6,651	6,668	977
Short-term borrowings	269,000	—	—
Salaries and welfare payable	48,260	69,635	10,207
Income tax payable	43,083	52,458	7,689
Other taxes payable	8,901	12,691	1,860
Deferred revenues	23,807	38,082	5,582
Provisions for customer reward program	5,439	8,587	1,259
Other unpaid and accruals	36,570	52,220	7,654
Other payables	350,204	376,739	55,220

Total current liabilities	804,922	639,518	93,737

Deferred rental	94,226	136,825	20,055
Deferred revenues, non-current	14,031	22,697	3,327
Long-term loan	18,036	—	—
Deposits from franchised-and-managed hotels	—	13,741	2,014
Unfavorable lease liability	19,894	16,017	2,348
Convertible bond	1,110,308	895,696	131,286
Deferred tax liability, non-current	13,637	12,279	1,800

Total liabilities	2,075,054	1,736,773	254,567

Minority interest	11,087	19,073	2,796

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 70,487,385 and 71,212,795 shares issued and outstanding as of December 31, 2007 and December 31, 2008, respectively)	2,874	2,899	425

Additional paid-in capital	1,362,942	1,393,905	204,310
Statutory reserves	41,333	49,994	7,328

Retained earnings	68,248	160,810	23,571

Total shareholders’ equity	1,475,397	1,607,608	235,634

Total liabilities and shareholders’ equity	3,561,538	3,363,454	492,997

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8225 on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Consolidated Statement of Operations Information

	Quarter Ended					Year Ended
	December 31, 2007	September 30, 2008		December 31, 2008		December 31, 2007		December 31, 2008
	RMB ’000	RMB ’000	US$’'000	RMB ’000	US$ ’000	RMB ’000	US$ ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)	(unaudited)	(unaudited)

Revenues:
Leased-and-operated hotels	312,428	499,409	73,552	507,363	74,366	963,050	132,022	1,771,762	259,694
Franchised-and-managed hotels	15,158	27,907	4,110	31,789	4,659	46,266	6,343	99,779	14,625

Total revenues	327,586	527,316	77,662	539,152	79,025	1,009,316	138,365	1,871,541	274,319
Less: Business tax and related surcharges	(20,348)	(31,153)	(4,588)	(32,222)	(4,723)	(60,302)	(8,267)	(111,870)	(16,397)

Net revenues	307,238	496,163	73,074	506,930	74,302	949,014	130,098	1,759,671	257,922

Operating costs and expenses:
Leased-and-operated hotel costs -
Rents and utilities	(105,658)	(170,872)	(25,166)	(188,309)	(27,601)	(299,792)	(41,098)	(643,694)	(94,349)
Personnel costs*	(51,426)	(93,609)	(13,787)	(92,892)	(13,615)	(155,611)	(21,332)	(337,837)	(49,518)
Depreciation and amortization	(29,692)	(50,136)	(7,384)	(57,630)	(8,447)	(85,600)	(11,735)	(190,698)	(27,951)
Consumables, food and beverage	(30,348)	(41,818)	(6,159)	(42,201)	(6,186)	(84,053)	(11,523)	(143,555)	(21,041)
Others	(34,533)	(49,869)	(7,345)	(58,608)	(8,590)	(98,644)	(13,523)	(182,284)	(26,718)

Total leased-and-operated hotel costs	(251,657)	(406,305)	(59,841)	(439,641)	(64,439)	(723,700)	(99,211)	(1,498,068)	(219,577)

Sales and marketing expenses	(4,839)	(7,407)	(1,091)	(9,641)	(1,413)	(19,632)	(2,691)	(27,161)	(3,981)
General and administrative expenses*	(36,809)	(40,631)	(5,984)	(41,131)	(6,029)	(99,026)	(13,575)	(152,648)	(22,374)

Total operating costs and expenses	(293,306)	(454,342)	(66,916)	(490,413)	(71,881)	(842,358)	(115,477)	(1,677,877)	(245,932)

Income from operations	13,932	41,821	6,158	16,517	2,421	106,656	14,621	81,794	11,990

Interest income	5,552	3,597	530	6,878	1,008	31,717	4,348	32,023	4,694
Interest expense	(1,112)	(5,800)	(854)	(4,703)	(689)	(7,168)	(983)	(28,136)	(4,124)
Other non-operating income	2,767	3,123	460	105,021	15,393	8,434	1,156	114,263	16,748
Foreign exchange gain or loss, net	(24,083)	(2,360)	(348)	597	87	(53,221)	(7,296)	(65,524)	(9,604)

Income before income tax expense and minority interests	(2,944)	40,381	5,946	124,309	18,220	86,418	11,846	134,419	19,704
Income tax expense	(10,760)	(9,785)	(1,441)	(8,007)	(1,174)	(45,035)	(6,174)	(28,108)	(4,120)
Minority interests	(1,507)	(1,134)	(167)	(1,715)	(251)	(5,627)	(771)	(5,087)	(746)

Net income	(15,212)	29,463	4,338	114,588	16,795	35,756	4,901	101,225	14,838

Net income available to ordinary shareholders	(15,212)	29,463	4,338	114,588	16,795	35,756	4,901	101,225	14,838

Earnings per share
— Basic	-0.22	0.42	0.06	1.61	0.24	0.52	0.07	1.43	0.21

— Diluted	-0.22	0.40	0.06	0.16	0.02	0.47	0.06	0.04	0.01

Weighted average ordinary shares outstanding
— Basic	70,168	70,897	70,897	71,075	71,075	68,323	68,323	70,863	70,863

— Diluted	70,168	78,128	78,128	77,113	77,113	76,884	76,884	78,037	78,037

* Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs — Personnel costs	3	3	—	3	—	11	2	11	2
General and administrative expenses	4,604	6,586	970	8,775	1,286	15,060	2,065	24,833	3,640
Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8225 on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended December 31, 2008
	GAAP	% of Total	Share-based	Restructuring	% of Total	Non-GAAP	% of Total
	Result	Revenue	Compensation	costs	Revenue	Result	Revenue
	RMB ’000		RMB ’000	RMB ’000		RMB ’000

Leased-and-operated hotel costs	(439,641)	81.5%	3	—	0.0%	(439,638)	81.5%
Sales and marketing expenses	(9,641)	1.8%	—	—	0.0%	(9,641)	1.8%
General and administrative expenses	(41,131)	7.6%	8,775	—	1.6%	(32,356)	6.0%

Total operating costs and expenses	(490,413)	90.9%	8,778	—	1.6%	(481,635)	89.3%

Income from operations	16,517	3.1%	8,778	—	1.6%	25,294	4.7%

	Quarter Ended December 31, 2008
	GAAP	% of Total	Share-based	Restructuring	% of Total	Non-GAAP	% of Total
	Result	Revenue	Compensation	costs	Revenue	Result	Revenue
	US$ ’000		US$ ’000	US$ ’000		US$ ’000

Leased-and-operated hotel costs	(64,439)	81.5%	—	—	0.0%	(64,439)	81.5%
Sales and marketing expenses	(1,413)	1.8%	—	—	0.0%	(1,413)	1.8%
General and administrative expenses	(6,029)	7.6%	1,286	—	1.6%	(4,743)	6.0%

Total operating costs and expenses	(71,881)	90.9%	1,286	—	1.6%	(70,595)	89.3%

Income from operations	2,421	3.1%	1,286	—	1.6%	3,707	4.7%

	Quarter Ended September 30, 2008
	GAAP	% of Total	Share-based	Restructuring	% of Total	Non-GAAP	% of Total
	Result	Revenue	Compensation	costs	Revenue	Result	Revenue
	RMB ’000		RMB ’000	RMB ’000		RMB ’000

Leased-and-operated hotel costs	(406,305)	77.1%	3	—	0.0%	(406,302)	77.1%
Sales and marketing expenses	(7,407)	1.4%	—	—	0.0%	(7,407)	1.4%
General and administrative expenses	(40,631)	7.7%	6,586	—	1.2%	(34,045)	6.5%

Total operating costs and expenses	(454,342)	86.2%	6,589	—	1.2%	(447,753)	84.9%

Income from operations	41,821	7.9%	6,589	—	1.2%	48,410	9.2%

	Quarter Ended December 31, 2007
	GAAP	% of Total	Share-based	Restructuring	% of Total	Non-GAAP	% of Net
	Result	Revenue	Compensation	costs	Revenue	Result	Revenue
	RMB ’000		RMB ’000	RMB ’000		RMB ’000

Leased-and-operated hotel costs	(251,657)	76.8%	3	550	0.2%	(251,104)	76.7%
Sales and marketing expenses	(4,839)	1.5%	—	—	0.0%	(4,839)	1.5%
General and administrative expenses	(36,809)	11.2%	4,604	4,076	2.6%	(28,129)	8.6%

Total operating costs and expenses	(293,306)	89.5%	4,607	4,626	2.8%	(284,073)	86.7%

Income from operations	13,932	4.3%	4,607	4,626	2.8%	23,165	7.1%

	Year Ended December 31, 2008
	GAAP	% of Total	Share-based	Restructuring	% of Total	Non-GAAP	% of Total
	Result	Revenue	Compensation	costs	Revenue	Result	Revenue
	RMB ’000		RMB ’000	RMB ’000		RMB ’000

Leased-and-operated hotel costs	(1,498,068)	80.0%	11	—	0.0%	(1,498,057)	80.0%
Sales and marketing expenses	(27,161)	1.5%	—	—	0.0%	(27,161)	1.5%
General and administrative expenses	(152,648)	8.2%	24,833	—	1.3%	(127,815)	6.8%

Total operating costs and expenses	(1,677,877)	89.7%	24,844	—	1.3%	(1,653,033)	88.3%

Income from operations	81,794	4.4%	24,844	—	1.3%	106,638	5.7%

	Year Ended December 31, 2008
	GAAP	% of Total	Share-based	Restructuring	% of Total	Non-GAAP	% of Total
	Result	Revenue	Compensation	costs	Revenue	Result	Revenue
	US$ ’000		US$ ’000	US$ ’000		US$ ’000

Leased-and-operated hotel costs	(219,578)	80.0%	2	—	0.0%	(219,576)	80.0%
Sales and marketing expenses	(3,981)	1.5%	—	—	0.0%	(3,981)	1.5%
General and administrative expenses	(22,374)	8.2%	3,640	—	1.3%	(18,734)	6.8%

Total operating costs and expenses	(245,933)	89.7%	3,641	—	1.3%	(242,291)	88.3%

Income from operations	11,989	4.4%	3,641	—	1.3%	15,630	5.7%

	Year Ended December 31, 2007
	GAAP	% of Total	Share-based	Restructuring	% of Total	Non-GAAP	% of Total
	Result	Revenue	Compensation	costs	Revenue	Result	Revenue
	RMB ’000		RMB ’000	RMB ’000		RMB ’000

Leased-and-operated hotel costs	(723,700)	71.7%	11	550	0.1%	(723,139)	71.6%
Sales and marketing expenses	(19,632)	1.9%	—	—	0.0%	(19,632)	1.9%
General and administrative expenses	(99,026)	9.8%	15,060	4,076	1.9%	(79,890)	7.9%

Total operating costs and expenses	(842,358)	83.5%	15,071	4,626	2.0%	(822,661)	81.5%

Income from operations	106,656	10.6%	15,071	4,626	2.0%	126,353	12.5%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8225 on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended				Year Ended
	December 31, 2007	September 30, 2008	December 31, 2008		December 31, 2007	December 31, 2008
	RMB ’000	RMB ’000	RMB ’000	US$ ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)

Net income (GAAP)	(15,211)	29,463	114,588	16,795	35,756	101,225	14,838

Foreign exchange losses (gains), net	24,083	2,360	(597)	(87)	53,221	65,524	9,604

Share-based compensation	4,607	6,589	8,778	1,286	15,071	24,844	3,642

Non-recurring charge for re-measurement of net deferred tax assets (Note2)	—	—	—	—	6,097	—	—

Reconstructuring costs	4,626	—	—	—	4,626	—	—

CB buy-back gains	—	—	(103,291)	(15,140)	—	(103,291)	(15,140)

Adjusted net income excluding foreign exchange losses, share-based compensation, non-recurring provision for deferred tax assets, reconstructuring costs and CB buy-back gains	18,105	38,412	19,478	2,854	114,771	88,302	12,944

	Quarter Ended				Year Ended
	December 31, 2007	September 30, 2008	December 31, 2008		December 31, 2007	December 31, 2008
	RMB ’000	RMB ’000	RMB ’000	US$ ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	-0.22	0.42	1.61	0.24	0.52	1.43	0.21

— Diluted	-0.22	0.40	0.16	0.02	0.47	0.04	0.01

Earnings per share excluding foreign exchange losses, share-based compensation, non-recurring provision for deferred tax assets, reconstructuring costs and CB buy-back gains
— Basic	0.26	0.54	0.27	0.04	1.68	1.25	0.18

— Diluted	0.23	0.51	0.27	0.04	1.49	1.20	0.18

Weighted average ordinary shares outstanding
— Basic	70,168	70,897	71,075	71,075	68,323	70,863	70,863

— Diluted	78,504	78,128	77,113	77,113	76,884	78,037	78,037

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB6.8225 on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.
Note 2: For the year ended December 31, 2007, income tax expenses included a non-recurring charge of RMB6,096,529 (US$789,379) for re-measurement of net deferred tax assets recognised before January 1, 2007, which was resulted from the change of income tax rates for most Chinese enterprises from 33% at the present to 25% effective on January 1, 2008. (for the year ended December 31, 2006: Nil)

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended					Year Ended
	December 31, 2007	September 30, 2008		December 31, 2008		December 31, 2007		December 31, 2008
	RMB ’000	RMB ’000	US$ ’000	RMB ’000	US$ ’000	RMB ’000	US$ ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)	(unaudited)	(unaudited)

Net income (GAAP)	(15,211)	29,463	4,338	114,588	16,795	35,756	4,902	101,225	14,838
Interest income	(5,552)	(3,597)	(530)	(6,878)	(1,008)	(31,717)	(4,348)	(32,023)	(4,694)
Interest expenses	1,112	5,800	854	4,703	689	7,168	983	28,136	4,124
Income tax expense	10,760	9,785	1,441	8,007	1,174	45,036	6,174	28,108	4,120
Depreciation and amortization	30,880	52,066	7,668	60,761	8,906	88,011	12,065	198,500	29,095

EBITDA (Non-GAAP)	21,989	93,516	13,771	181,181	26,556	144,254	19,776	323,946	47,483

Foreign exchange losses, net	24,083	2,360	348	(597)	(87)	53,221	7,296	65,524	9,604

Share-based compensation	4,607	6,589	970	8,778	1,287	15,071	2,066	24,844	3,642

Reconstructuring costs	4,626	—	—	—	—	4,626	634	—	—

CB buy-back gains	—	—	—	(103,291)	(15,140)	—	—	(103,291)	(15,140)

EBITDA excluding foreign exchange losses, share-based compensation, reconstructuring costs and CB buy-back gains	55,305	102,465	15,089	86,071	12,615	217,172	29,772	311,023	45,589

% of total revenue	16.9%	19.4%	19.4%	16.0%	16.0%	21.5%	21.5%	16.6%	16.6%

Home Inns & Hotels Management Inc.
Operating Data

	As of and for the quarter ended
	December 31, 2007	September 30, 2008	December 31, 2008

Total Hotels in operation:	266	414	471
Lease-and-operated hotels	195	291	326
Franchised-and-managed hotels	71	123	145

Total rooms	32,726	49,459	55,631

Occupancy rate (as a percentage)	88.3%	85.9%	84.1%

Average daily rate (in RMB)	176	180	167

RevPAR (in RMB)	155	155	141
Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	Dec 31, 2007	Dec 31, 2008
Total Hotels in operation:	169	169
Lease-and-operated hotels	118	118
Franchised-and-managed hotels	51	51

Total rooms	20,588	20,588

Occupancy rate (as a percentage)	98.5%	94.8%

Average daily rate (in RMB)	184	183

RevPAR (in RMB)	180	173